Allscripts Healthcare Solutions, Inc.

222 Merchandise Mart Plaza, Suite 2024

Chicago, IL 60654

August 15, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Gilmore
Accounting Branch Chief

Re:	Allscripts Healthcare Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 001-35547

Dear Mr. Gilmore:

Allscripts Healthcare Solutions, Inc. (the “Company”) provides the following response to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 1, 2014, relating to the above-referenced filing.

In response to the Comment Letter, and to facilitate review, we have repeated the text of each of the Staff’s comments below and followed each comment with the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 47

1.	We note you disclose that the fair value of each of your revised reporting units exceeded its carrying value and no indicators of impairment were identified. However, it is not clear whether the fair value substantially exceeded the carrying value for each of your reporting units. To the extent that your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please tell us in your response and disclose the following in future filings:

•	the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test; and

•	describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value

If you have determined that the estimated fair value substantially exceeds the carrying value for any of your reporting units, please disclose this determination. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350. Please include a draft of your proposed revised disclosure in your response.

In response to the Staff’s comment, the Company notes that it analyzes goodwill for potential impairment at the reporting unit level annually or between annual tests when an impairment indicator exists. As of December 31, 2013, there were nine reporting units within the Company – the Acute, TouchWorks, Professional Practices, Payer and Life Sciences, and International strategic business units within our Clinical and Financial Solutions segment; the Performance and Care Logistics, and Population Health strategic business units within our Population Health segment; and the Outsourcing and Remote Hosting strategic business units within our Managed Services segment.

As of the date of our annual impairment testing (December 1, 2013) of our revised reporting units, all reporting units, with the exception of the Population Health reporting unit, had fair values exceeding carrying values by greater than 40%. For the Population Health reporting unit, as of December 1, 2013, fair value exceeded carrying value by approximately 14%.

The Population Health reporting unit is primarily comprised of dbMotion Ltd. and Jardogs LLC, each of which the Company acquired on March 4, 2013. Considering the timing of the acquisitions in relation to the date of our annual impairment testing (December 1, 2013), the Company believes the 14% excess in fair value compared to carrying value was reasonable and reflected the favorable execution of the Company’s integration of dbMotion Ltd. and Jardogs LLC.

The Company will continue to analyze whether fair value substantially exceeds the carrying value for each of its reporting units and, as appropriate, will include in its future filings any specific disclosure related thereto.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 7. Debt

1.25% Cash Convertible Senior Notes due 2020, page 95

2.	We note your disclosure that the 1.25% Notes contain an embedded cash conversion option and that you have determined that this option is a derivative financial instrument that is required to be separated from the notes. Please provide us with the details of your analysis in determining that this conversion option should be accounted for separately as a derivative and refer to the specific accounting literature you relied on.

In response to the Staff’s comment, the Company notes that, in order to determine whether the embedded cash conversion option (“option”) should be accounted for separately as a derivative, the Company reviewed pertinent accounting literature, including FASB Account Standards Codification (“ASC”) 825, Financial Instruments, ASC 470, Debt and ASC 815, Derivatives and Hedging. ASC 825-10-25 permits companies to choose, at specified election dates, to measure eligible items at fair value. While the 1.25% Notes (“Notes”) qualify for the fair value option, the Company elected not to measure the Notes at fair value. As a result, the Notes are not marked-to-market each month with the volatility impacting the statement of operations.

After choosing not to elect the fair value option, the Company applied ASC 815-10-15-83 which provides guidance regarding the definition of a derivative instrument and concluded that the option meets the definition of a derivative instrument. The Company then evaluated the option pursuant to ASC 815-15-25-1 and concluded it was an embedded derivative instrument and should be separated from the host contract and accounted for as a derivative instrument.

The Company noted that paragraph 74 of ASC 815-10-15 does not require the bifurcation of the conversion feature from the Notes if that feature, on a stand-alone basis, would be classified as an equity instrument of the Company. As the Notes must be satisfied entirely in cash upon conversion, the Company concluded that equity classification is inappropriate. Based on its assessment of ASC 815-40, the Company concluded the conversion feature would not be classified as equity if issued as a freestanding instrument and, therefore, the Company concluded the option does require bifurcation (and thus separate accounting) as an embedded derivative as it does not meet the scope exception discussed in paragraph 74 of ASC 815-10-15.

Further, per ASC 470-20-15, the “guidance in the Cash Conversion Subsections applies only to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative instrument under Subtopic 815-15.” As the Company concluded the option requires bifurcation, the Company believes that the guidance in ASC 470-20 does not apply to its situation.

*****

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

If you have any questions regarding the Company’s responses, you may contact me at (312) 506-1216.

Very truly yours,

/s/ Richard J. Poulton

Richard J. Poulton

Executive Vice President, Chief Financial Officer

cc:	Edward Dillon, Senior Vice President, Corporate Controller, Allscripts Healthcare Solutions, Inc.

Brian Farley, Senior Vice President, General Counsel, Allscripts Healthcare Solutions, Inc.